Free Writing Prospectus Dated April 18, 2007	Filed Pursuant To Rule 433 Registration Statement No. 333-134038

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

GUARANTEED GLOBAL NOTES

RECENT DEVELOPMENTS

Recent Developments Relating to the Bank

The Bank’s business has continued to develop satisfactorily during the first quarter of 2007. In 2006 the volume of export financing increased by €1.6 billion compared to an increase of €1.4 billion in 2005.

The Bank completed the following public issues of foreign currency debt from May 12, 2006 through April 18, 2007: USD 85,500,000 4.71% Guaranteed Notes due August 10, 2010; USD 1,250,000,000 4.75% Guaranteed Notes due November 11, 2011; CHF 100,000,000 Reopening of 2.875% Guaranteed Notes due February 25, 2030; CHF 100,000,000 Reopening of 1.75% Guaranteed Notes due January 28, 2010; CHF 125,000,000 Reopening of 2.5% Guaranteed Notes due October 18, 2012; CHF 200,000,000 3.25% Guaranteed Notes due July 25, 2036; CHF 200,000,000 Reopening of 2.875% Guaranteed Notes due February 25, 2030; CHF 325,000,000 2.625% Guaranteed Notes due November 22, 2024; CHF 100,000,000 Reopening of 2.625% Guaranteed Notes due November 22, 2024; EUR 1,500,000,000 3.875% Guaranteed Notes due September 15, 2016; TRY 50,000,000 18.25% Guaranteed Notes due February 5, 2008; TRY 25,000,000 18.25% Guaranteed Notes due February 5, 2008.

Recent Developments Relating to the Republic

Parliamentary elections were held in Austria on October 1, 2006. The Austrian Social Democratic Party won 35.3% of the votes casts, leading the Austrian People’s Party by approximately 1%. The present administration was formed on January 11, 2007 by a coalition of the Austrian Socialist Democratic Party and the Austrian People’s Party with Alfred Gusenbauer of the Austrian Social Democratic Party as Chancellor and Wilhelm Molterer of the Austrian People’s Party as Vice-Chancellor.

The following table shows the political affiliations of the members of the Nationalrat and the Bundesrat after each of the last three elections.

	1999		2001(*)		2002		2006
	National-rat	Bundes-rat	National-rat	Bundes-rat	National-rat	Bundes-rat	National-rat	Bundes-rat
Austrian Social Democratic Party (SPÖ)	65	22	65	23	69	21	68	26
Austrian People’s Party (ÖVP)	52	27	52	28	79	28	66	29
Austrian Freedom Party (FPÖ)	52	15	52	12	18	12	21	3
Green Party (Grüne)	14	—	14	1	17	1	21	4
Liberal Forum (LIF)	—	—	—	—	—	—	—	—
Alliance for the Future of Austria	—	—	—	—	—	—	7	—

(*)	Although there were no elections in 2001, changes compared to 1999 occurred due to changes in party affiliation and a by-election.

The administration of ownership interests in Austria’s nationalized industries is vested in Österreichische Industrieholding Aktiengesellschaft (“ÖIAG”). In May 2006 Österreichische Post AG conducted an initial public offering of its common shares, in connection with which ÖIAG’s interest in Österreichische Post AG was reduced from 100% to 51%. Österreichische Post AG is Austria’s leading service provider in mail carriage. As a result of the continued exchange by noteholders of the 1.125% exchangeable notes issued by ÖIAG in 2003, exchangeable into shares in Telekom Austria, ÖIAG’s stake in Telekom Austria was reduced to 25.2% during 2006. This stake increased to 27.4% in March 2007, following the cancellation by Telekom Austria of 40 million of its shares.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312506110014/dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +1 886-471-2526.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS